EXHIBIT 11

Letter, dated November 28, 2011

CLINTON GROUP, INC.
9 West 57th Street, 26th Floor
New York, New York 10019

November 28, 2011

By Facsimile and Fedex

Mr. Stephen A. Williams
Lead Director, Board of Directors
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223

RE:  The Role of the Non-Controlling Shareholder Directors

Dear Mr. Williams:

Clinton Group, Inc. and its affiliates (“Clinton”), on behalf of which I write, own equity and warrants in Porter Bancorp, Inc. (“Porter” or the “Company”).

I have written in the past to express concern over the accuracy of representations made by the Company to investors such as Clinton, both at the time of our investment and since. We have thoroughly reviewed the Company’s most recent quarterly filing and appreciate the efforts of the Risk Policy and Oversight Committee (“Committee”) in investigating our concerns.

We believe the Committee’s conclusions are incorrect and that the Company continues to obfuscate problem assets on its balance sheet, threaten the safety and soundness of the bank, and operate in a manner contrary to the interests of its public shareholders.

Public market participants clearly agree with us. With the stock trading below $2.50 per share, the valuation afforded by sophisticated investors is just 0.3x tangible book value. This puts the Company in the bottom six percent of all publicly traded banks with assets between $1.25 billion and $5 billion.1 It appears that the market simply does not believe that book value is accurate.

We have offered to purchase stock from the Company at a price equal to the Company’s accurate book value. The Street is aware of this and undoubtedly believes if the Company’s current stated book value ($8.38 per share) were accurate, the Company would have already taken us up on the offer. After all, no less than three regulators (the FDIC, State of Kentucky Department of Financial Institutions and the Federal Reserve Bank) have suggested, in their respective orders affecting the bank or the Company, that one or both entities need more capital. Instead, despite our many efforts to reach both Ms. Bouvette and Mr. Porter to discuss our offer, no one has even called us back. The Company’s refusal to seriously entertain our proposal signals more to the Street about the accuracy of the Company’s financial statements than all the reports the Committee might write.

Moreover, if the books were accurate, we would expect the members of the Committee, management and the rest of the Board themselves to be aggressively buying stock in the market, while there is an open trading window. As best we can tell from public disclosures, however, you and they are not.

In fact, no one seems to be a buyer of the stock. As you know, an institutional investor recently dumped a relatively large block of stock at just $2 per share. What must that seller have thought about the Company’s book value? More generally, buyers seem unwilling – even at 0.3x book value – to put their financial fate in the hands of this management team. The stock is thus down 78% over the last year (compared with median performance of -2% among the peer banks), putting Porter in the bottom two percent among its peers. The Company and bank have simply lost all credibility with investors.

Despite the work the committee has done, we now firmly believe the Company’s balance sheet is overstated. The bank clearly made a lot of bad loans. Today, the bank is beset by a very high level of NPAs and NPLs relative to assets (top 3% and 2% among its national peers, respectively). Among the 18 Kentucky banks with more than $600 million in assets, the bank has the highest such ratio. Yet, even with these high levels of NPAs and NPLs, there is reason to believe the “performing” loan book is still not cleansed or categorized correctly: just this quarter, $10 million of “performing” loans went straight into OREO.2

Given the poor asset quality and repeated surprises on categorization and valuation, we would have thought the bank would be carrying fairly high levels of reserves. Yet, the Company has one of the lowest ratios of reserves to NPLs, falling in the bottom 12% of banks in the national peer group. Among the 18 Kentucky banks, PBI’s ratio is barely half the median. The same is true among the national peers. We doubt that the bank – with more than four times the rate of bad loans as the median bank – will experience losses on those loans and the rest of its “performing” book at a rate only half the median. We believe there will be more “surprises” in the loan book and OREO.

The bank should therefore have reserves relative to its NPLs at least in line with the median of the peer banks. If Porter were to do that, the bank would have to take an additional reserve of approximately $35 million. Even if the bank were just to return to its ratio of reserves to NPLs from one year ago,3 it would have to take an additional provision of $19 million. But of course, such a hit to capital would throw the bank (again) below its required 9.0% capital ratio and would surely require raising equity to preserve the safety and soundness of the bank.

Such a capital raise would be highly dilutive at today’s stock price to the current shareholders, chief among them, Ms. Bouvette and Mr. Porter. As you know, those two shareholders / managers own just enough stock to control the affairs of the Company and are responsible for public disclosures made by the Company.  Could it be that the market is concerned that in their interest to maintain that control (for its own sake and in order to continue to control the public disclosures reflecting on their management), Ms. Bouvette and Mr. Porter may be causing the Company to misstate the quality of its assets and book value?

Recent accounting maneuvers provide support for this hypothesis. The Company’s claim that it has taken two consecutive extraordinary write-downs on OREO because of a change in asset disposition strategy is nonsensical. First, the marks should have always been at “fair market value” – the price that a willing buyer and a willing seller today would agree upon. A change in strategy that involves “accelerating” the disposition of those assets should only ensure that the carrying value will be achieved, not that the book value needs to be lowered. Second, the most recent rationale (putatively justifying another $15 million write down on the very same assets) appears to be the same as the prior rationale. If acceleration of one’s disposition plans cannot change the fair market value of assets, then really, really accelerating does not justify a write-down either.

Instead, we believe those assets were incorrectly marked from the time they were placed into the OREO account. We note that Kentucky real estate prices are up year-over-year and quarter-over-quarter.4 GDP in Kentucky was up significantly in 2010 over 2009, performing in the top quintile of States, and Louisville was much stronger than Kentucky overall.5 And, personal income in Kentucky has been up each of the last five quarters, according to federal government data.6

Yet, the bank has taken dramatic write-downs on assets in the face of this positive economic news and real estate valuation trends. We believe these write-downs are nothing short of an admission that the books were mismarked previously, including at the time we invested, thinly veiled in a nonsensical rationale.

We also could not help but notice that the effect of the two write-downs was to put the bank just barely below its required capital ratio. The Company had enough cash to solve that deficiency, though with little cushion. These write-downs thus appear to have been engineered to a level that the Company could handle without raising additional capital (and jeopardizing the control of its two current controlling shareholders), but not necessarily to a level that fully acknowledges and corrects the significant valuation misstatement of that real estate on the Company’s books over the many prior quarters. We thus have no confidence that the assets are now properly marked.

Based on our view that the bank’s balance sheet had incorrect marks that were incorrectly marked-down and which, nevertheless, remain incorrect, you will surely appreciate that we do not take much solace from the report of the Committee. Whatever its intention, we are not comforted by a Committee process that cannot identify anything wrong at a Company whose stock is down more than 89% in the last five years, whose net loss in the last twelve months exceeds all but 3% of its peers, whose NPAs relative to assets are higher than 97% of its national peers, that has been forced to defer dividends and interest payments on its preferred stock and subordinated debentures to “minimize the need to raise capital”, and whose operations, management, controls and underwriting is under strict scrutiny from its three government regulators. The Committee’s most independent and courageous statement – that “opportunities for procedural improvements existed”7 – is at best a begrudging, tepid, Nixonian admission (ala “mistakes were made”) that, contrary to the goals of the Committee process, causes us to worry further about the objectivity of our directors.

We know you serve at the pleasure of the controlling shareholders, but we nevertheless have high expectations for you and your fellow directors. As our fiduciaries, it is incumbent upon you to ensure that the controlling shareholders are not misusing their control of the Company. You and your fellow directors will be responsible to us and our fellow public market shareholders if the Company’s financial statements are proven inaccurate, if your failure to discharge your fiduciary duties has resulted, or does result, in the Company’s deterioration, or if the Company raises capital or is sold at a price lower than that at which we offered to invest.

1  All peer data in this letter is sourced from SNL.

2  Catherine Mealor and Frank Barlow, Keefe Bruyette & Woods, research report dated October 31, 2011.

3  Among the 18 Kentucky banks, there has been no change to the median ratio of reserves to NPLs over the past 12 months.

4  See, e.g., REIS Reports, Kentucky Market (Louisville and Lexington), available at http://www.reis.com/metroPages/index.cfm?event=metroPages.metroInfo&msa=LO.

5  Bureau of Economic Analysis, GDP by State and MSA available at http://www.bea.gov/newsreleases/regional/gdp_state/gspSE_glance.htm and http://www.bea.gov/newsreleases/regional/gdp_metro/2011b/xls/gdp_metro0211b.xls.

6 Bureau of Economic Analysis, Personal Income by MSA, available at  http://www.bea.gov/newsreleases/regional/spi//2011/xls/spi0911.xls.

7  Porter Bancorp Form 10-Q, September 30, 2011, at 31.

We believe the independent directors need to act immediately to preserve the safety and soundness of the bank and to save our Company. This is not the time for further studying, slow steps or a lack of temerity. We urge you to act now to correct the marks, replace the management team and raise capital.

We would be pleased to discuss our views with the directors of the Company at a Board meeting, in executive session or individually. I can always be reached at (212) 825-0093.

CLINTON GROUP, INC.

By:	/s/ George E. Hall
George E. Hall
Chief Executive Officer

cc:            Members of the Board of Directors, Porter Bancorp, Inc.